EXHIBIT 99.3

11th Annual General Meeting of Telkom SA Limited Shareholders

Telkom SA Limited
(Registration number 1991/005476/06)
(“Telkom”)
JSE and NYSE share code: TKG
ISIN: ZAE000044897

Notice is hereby given that the 11th Annual General Meeting of the Shareholders of Telkom scheduled for 27 August 2003, is postponed.

The reason for the postponement is to correct an error occurring in the notice convening such annual general meeting. The company inadvertently omitted to state in such notice that shareholders entitled to attend and vote at the annual general meeting are entitled to appoint a proxy (who need not be a member of the company) to attend, speak and, on a poll, vote in his/her stead. The statement appears on the face of the proxy form only.

A new notice convening the 11th Annual General Meeting of the Shareholders of Telkom will be circulated in due course.

Telkom regrets any inconvenience caused by the postponement.

Chairman

Ms NE Mtshotshisa
Telkom SA Limited
Johannesburg
21 August 2003